

February 16, 2011

Via Facsimile and U.S. Mail

Frederick S. Green, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

> **Re: Terremark Worldwide, Inc.**
> **Schedule TO-T filed on February 10, 2011**
> **Filed by Verizon Holdings Inc. and Verizon Communications Inc.**
> **File No. 5-50879**

Dear Mr. Green:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Source and Amount of Funds, page 15

1. We note that Parent will obtain funds from cash on hand, commercial paper or capital market transactions or some combination. Please revise to further describe the specific sources and amounts of funds. Refer to Item 1007(a) of Regulation M-A. State any material conditions to the financing and any alternative financing arrangements. Refer to Item 1007(b) of Regulation M-A. If any part of the funds is or is expected to be borrowed, please summarize each loan agreement and file any agreements as exhibits. Refer to Item 1007(d) of Regulation M-A and Item 1016(b) of Regulation M-A.

Certain Information Concerning Terremark, page 13

Financial Projections, page 13

2. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Peggy Kim
        Special Counsel
        Office of Mergers & Acquisitions